                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)
          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)
                          (Amendment No. _______)/1/


                             Alba-Waldensian, Inc.
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                               (Name of Issuer)

                    Common Stock, par value $2.50 per share
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                        (Title of Class of Securities)

                                   012041109
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                                (CUSIP Number)

                               Nathan H Dardick
                             303 East Wacker Drive
                                  Suite 1000
                           Chicago, Illinois  60601
                                (312) 207-2400
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)


                                 July 22, 1998
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box.                                                              [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

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/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D
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  CUSIP NO. 012041109                                      PAGE 2 OF 5 PAGES
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      Name of Reporting Persons - Nathan H Dardick
 1    I.R.S. Identification Nos. of Above Person (Entities Only) - N/A


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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* -- N/A
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS/1/ PF
 4

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) -- N/A [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION - United States
 6

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                          SOLE VOTING POWER
                     7
     NUMBER OF            310,200 Shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          N/A
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             310,200 Shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          N/A
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      310,200 Shares

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      N/A                                                               [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      19.7%
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      TYPE OF REPORTING PERSON
14
      IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

     The class of equity securities to which this Schedule 13D relates is the Common Stock, par value $2.50 per share (the "Common Stock"), of Alba-Waldensian, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 201 St. Germain Avenue, SW, Valdese, North Carolina 28690.

Item 2. Identity and Background.

     (a) This Schedule 13D is being filed by Nathan H Dardick (herein also referred to as the "Reporting Person").

     (b) The address of the business office of the Reporting Person is 303 East Wacker Drive, Suite 1000, Chicago, Illinois 60601.

     (c) The present principal occupation of the Reporting Person is private investor.

     (d) During the past five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  The Reporting Person is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

     The Common Stock was purchased with existing cash funds.

Item 4. Purpose of Transaction.

     The shares of Common Stock purchased by the Reporting Person have been acquired for investment purposes. The Reporting Person has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Notwithstanding this fact, the Issuer nominated the Requesting Person to become a director of the Issuer. The Reporting Person was elected to the board of directors by the Stockholders at a meeting held on July 22, 1998. Although the Reporting Person has not acquired the Common Stock with any purpose, or with the effect of, changing or influencing the control of the Issuer, and would be unlikely to do so in view of the controlling position held by Clyde Engle, the Reporting Person may in the future, make additional purchases of Common Stock either in the open market or in private transactions in amounts which may result in the Reporting Person owning as much as 25% of the Issuer's Common Stock. Any additional purchases are subject to

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the Reporting Person's evaluation of the Issuer's business, prospects and financial condition, market for the Common Stock, other opportunities available to the Reporting Person, general economic conditions, availability of funds and other future developments. Depending on the same factors, the Reporting Person may decide to sell all or part of his investment in the Common Stock, although he has no present intention to do so.

Item 5.  Interest in Securities of the Issuer.

     (a)  The Reporting Person beneficially owns 310,200 shares of Common
Stock. Based upon information contained in the most recently available filing by the Issuer with the Securities and Exchange Commission, such shares constitute approximately 19.7% of the outstanding shares of Common Stock.

     (b) The Reporting Person has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of, all of the shares referenced in Item 5(a).

     (c) All transactions in the Common Stock by the Reporting Person that were effected in the open market during the past 60 days are as follows:


                                                            Aggregate
          Date                Number of Shares            Purchase Price
          ----                ----------------            --------------

          May 27, 1998              5,000                  $ 49,054.00
          May 28, 1998              1,000                  $  9,689.00
          June 1, 1998                600                  $  5,815.00
          June 3, 1998                100                  $    972.50
          June 4, 1998             23,000                  $241,905.00
          June 10, 1998             8,500                  $ 86,825.50
          June 25, 1998             1,000                  $ 10,064.00
          June 30, 1998             9,700                  $ 97,586.00
          July 10, 1998             1,000                  $  9,689.00
          July 14, 1998               100                  $    972.50
          July 15, 1998               900                  $  8,720.50
          July 16, 1998               100                  $    935.00
          July 21, 1998             2,100                  $ 19,555.00

     (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the shares of Common Stock beneficially owned by the Reporting Person.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Not applicable.

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Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 23, 1998                         /s/ Nathan H Dardick
                                              ----------------------
                                                   Signature

                                              Nathan H Dardick
                                              ----------------------
                                                      Name